UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(D)

OF THE SECURITIES ACT OF 1934

For the Fiscal Year Ended December 31, 2007

1-8931

Commission File Number

A.   Full title of the plan and the address of the plan, if different from that of the issuer named below:

CUBIC APPLICATIONS, INC. 401(k) RETIREMENT PLAN

B.   Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

CUBIC CORPORATION

9333 Balboa Avenue

San Diego, California 92123

Telephone (858) 277-6780

CUBIC APPLICATIONS, INC. 401(K) RETIREMENT PLAN

Financial Statements and Supplemental Schedule

December 31, 2007 and 2006

*     Other schedules required by Section 2520.103-10 of the United States Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Administrator and Participants of the

Cubic Applications, Inc. 401(k) Retirement Plan:

We have audited the accompanying statements of net assets available for benefits of the Cubic Applications, Inc. 401(k) Retirement Plan as of December 31, 2007 and 2006, and the related statement of changes in net assets available for benefits for the year ended December 31, 2007.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the year ended December 31, 2007 in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets held at end of year as of December 31, 2007 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the United States Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ MAYER HOFFMAN McCANN, P.C.

San Diego, California

June 23, 2008

CUBIC APPLICATIONS, INC. 401(K) RETIREMENT PLAN

Statements of Net Assets Available for Benefits

December 31, 2007 and 2006

	2007	2006

Assets:
Investments, at fair value:
Guaranteed interest fund	$5,984,538	$6,085,310
Registered investment companies	63,453,189	51,699,693
Common collective trust	3,664,621	2,326,184
Pooled separate account	—	1,787,306
Cubic Corporation common stock	1,433,452	895,143
Participants loans	1,626,196	1,467,349
Other	392	571
Total investments	76,162,388	64,261,556

Receivables:
Employer’s contribution	148,748	101,988
Participants’ contribution	301,094	213,445
Total receivables	449,842	315,433
Total assets	76,612,230	64,576,989

Liabilities:
Excess contributions payable	42,572	689
Total liabilities	42,572	689

Net assets available for benefits reflecting all investments at fair value	76,569,658	64,576,300

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	59,907	81,862

Net assets available for benefits	$76,629,565	$64,658,162

See the accompanying notes to financial statements.

CUBIC APPLICATIONS, INC. 401(K) RETIREMENT PLAN

Statement of Changes in Net Assets Available for Benefits

For the Year Ended December 31, 2007

Additions to net assets attributed to:
Investment income:
Interest and dividends	$1,091,165
Interest on guranteed interest fund	214,573
Net appreciation in fair value of investments	5,484,903
Total investment income	6,790,641

Contributions:
Participants’	7,398,503
Employer’s	3,260,017
Participants’ rollovers from other qualified plans	346,099
Total contributions	11,004,619
Total additions	17,795,260

Deductions from net assets attributed to:
Benefits paid to participants	5,807,403
Administrative expenses	16,454
Total deductions	5,823,857
Net increase	11,971,403

Net assets available for benefits:
Beginning of year	64,658,162
End of year	$76,629,565

See the accompanying notes to financial statement.

CUBIC APPLICATIONS, INC. 401(K) RETIREMENT PLAN

Notes to Financial Statements

December 31, 2007

(1)                     Plan Description

The following description of the Cubic Applications, Inc. 401(k) Retirement Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan.

(a)                     General

The Plan, which was effective April 8, 1994 and amended from time to time thereafter, is a defined contribution plan covering all eligible full-time, part-time and part-time on-call non-union employees of Cubic Applications, Inc. (the “Company”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Prior to January 1, 2005, full-time, regular part-time and part-time on-call employees of the Company became eligible to participate in the Plan immediately upon date of hire if older than twenty-one or beginning on January 1, April 1, July 1, or October 1 immediately following attaining the age of twenty-one. Employees classified as “temporary” full-time, “temporary” part-time or “temporary” on-call employees were eligible after completion of at least one year of service and could enter the Plan on the subsequent January 1, April 1, July 1, or October 1. As of January 1, 2005, the Plan was amended so that these employees are eligible immediately upon date of hire.

(b)                     Contributions

Plan participants may voluntarily contribute to the Plan up to 30% of pre-tax annual compensation, as defined by the Plan (up to the IRS maximum allowable amount). Participants may also rollover amounts representing distributions from other eligible retirement plans. All contributions are held in trust and invested by the Plan’s custodian in accordance with the options elected by the participants (i.e. all investments are participant directed). Participants may elect to invest their contributions and the Company’s discretionary contributions in 1% increments in the guaranteed interest fund, registered investment companies, common collective trust, and the Company’s common stock. The maximum allowable pre-tax voluntary contribution, as determined by the Internal Revenue Service, was $15,500 for 2007 and $15,000 for 2006.

CUBIC APPLICATIONS, INC. 401(K) RETIREMENT PLAN

Notes to Financial Statements

December 31, 2007

(1)                     Plan Description, Continued

(b)                     Contributions, continued

The matching employer contribution is 100% of the first 5% of base compensation that a participant contributes to the Plan. Additional amounts may be contributed at the option of the Company’s Board of Directors. In addition, the Plan provides for a Company discretionary contribution at the sole discretion of its Board of Directors in an amount to be determined annually by the Company. Discretionary contributions to the Plan are allocated based on the ratio of each participant’s compensation to total compensation of all eligible participants. Plan participants must be employed by the Company as of the Plan’s year end, have at least one year of service and have earned at least 1,000 hours of service during the Plan year to be eligible for the discretionary contributions. During 2007 and 2006, the Company did not make any discretionary contributions to the Plan.

(c)                      Participants’ Accounts

Each participant’s account is credited with the participant’s contribution, their pro rata share of the Company’s matching contribution and discretionary contributions (if any), and an allocation of Plan earnings or losses including market value adjustments on Plan investments. Allocations of earnings and losses are based on the proportion of the participant’s account balance to the total account balances of all participants, as defined in the Plan agreement. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. In addition, each participant account is charged with an allocation of administrative expenses.

(d)                     Vesting

Employee contributions and rollover contributions plus or minus actual earnings or losses thereon have full and immediate vesting. Effective January 1, 2001, the employer matching and discretionary contributions are immediately 100% vested. Prior to January 1, 2001, the employer matching and discretionary contributions (and earnings and losses thereon) vested according to the following schedule:

Years of service	Vesting percentage
Less than 2	0%
2	25%
3	50%
4	75%
5 or more	100%

CUBIC APPLICATIONS, INC. 401(K) RETIREMENT PLAN

Notes to Financial Statements

December 31, 2007

(1)                     Plan Description, Continued

(e)                      Distribution of Participants’ Accounts

The entire vested balance of a participant’s account may be distributed at the date of the participant’s retirement from the Company, termination of service from the Company, death, or permanent and total disability. The normal retirement age, as defined by the Plan, is the later date at which participants reach the age of 65 and reached 5-years of service. If a participant terminates before retirement, the participant will receive either a lump sum payment of their account balance or if the account exceeds $1,000, the participant may elect any distribution date up to age 70½.

(f)                        Forfeiture Provisions

For participants receiving distributions upon termination, who were terminated prior to January 1, 2001, the non-vested portion of the employer contributions will be held in a separate account until the earlier of a distribution or a five-year break in service has occurred. If the participant chooses not to receive a distribution, the non-vested portion of the employer contributions will be held until five consecutive one-year breaks in service have occurred. At the end of these respective time periods, if the participant has not returned to employment at the Company, the non-vested benefits will be forfeited and allocated according to the Plan document. Employer contributions for participants terminated after January 1, 2001 are fully vested upon termination. Unallocated forfeitures totaled $1,028,139 and $990,654 at December 31, 2007 and 2006, respectively and were held in the Guaranteed Interest Fund.

(g)                     Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. A participant may not have more than two loans outstanding at any time. The loans, which are collateralized by the balance in the participant’s account, bear a reasonable fixed rate of interest comparable to the fixed interest rates charged by commercial lenders, which ranged from 5% to 9.25% at December 31, 2007. Principal and interest are subject to a payment schedule through payroll deductions. Each loan is documented in the form of a promissory note signed by the participant and collateralized by this pledge on the participant’s account balance. All loans are scheduled to be repaid within a period not to exceed 5 years.

CUBIC APPLICATIONS, INC. 401(K) RETIREMENT PLAN

Notes to Financial Statements

December 31, 2007

(2)                     Summary of Significant Accounting Policies

(a)                     Basis of Accounting

The accompanying financial statements are prepared under the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America.

(b)                     Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities at the date of the financial statements.  Actual results could differ from those estimates.

(c)                      Investment Valuation and Income Recognition

The Plan’s registered investment companies, and common collective trust accounts are stated at fair value as determined by The Prudential Insurance Company of America, (the “Custodian”), and are based on the net asset value of units held by the Plan at the respective year-end.  The shares of Cubic Corporation common stock are valued at quoted market prices at year-end, as reported by the Custodian.  Participant loans are valued at the amount of unpaid principal, which approximates fair value.

Investment contracts held in the Guaranteed Interest Fund are valued at fair value, which represents contributions, reinvested income, less any withdrawals, plus accrued interest.  Fair value is adjusted to contract value on the financial statements.  The investment contracts are fully benefit responsive because participants may direct withdrawals and transfers to contract value.  Interest rates approximate market rates.  The average yield on such contracts was 3.57% and 3.52% for 2007 and 2006, respectively.  The crediting interest rates are reviewed quarterly but cannot be less than 3% and were 4.00% and 4.05% at December 31, 2007 and 2006, respectively.  The contract value of the Guaranteed Interest Fund at December 31, 2007 and 2006 was $6,044,445 and $6,167,172 respectively.  There are no reserves against contract value for credit risk of the contract issuer or otherwise.  Participants may not transfer between the Guaranteed Interest Fund, the Money Market Assets Fund and the Stable Value Fund.

As described in Financial Accounting Standards Board Staff Position (FASB), FSP AAG INV-1 and SOP 94-4-1, “Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans”, investment contracts held by a defined-contribution plan are required to be reported at fair value.

CUBIC APPLICATIONS, INC. 401(K) RETIREMENT PLAN

Notes to Financial Statements

December 31, 2007

(2)                     Summary of Significant Accounting Policies, Continued

(c)                       Investment Valuation and Income Recognition, Continued

The Plan adopted FSP AAG INV-1 in 2006 for the Guaranteed Interest Fund.  The Stable Value Fund has been consistently recorded at fair value and the FSP has not been adopted for this fund as management believes it would not have a material effect.

Interest income is recognized when earned.  Dividend income is recorded on the ex-dividend date.  Realized gains and losses on investments are recognized upon the sale of the related investments and unrealized appreciation or depreciation is recognized at period end when the carrying values of the related investments are adjusted to their estimated fair market value.  Purchase and sales of securities are reflected on a trade-date basis.

Earnings on investments, with the exception of participant loans, are allocated on a pro rata basis to individual participant accounts based on the type of investment and the ratio of each participant’s individual account balance to the aggregate of participant account balances.  The portion of interest included in each loan payment made by a participant is recognized as interest income in the participant’s individual account.

(d)                     Net Appreciation (Depreciation) in Fair Value of Investments

The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

(e)                      Risk and Uncertainties

The Plan provides for various investment options in registered investment companies, a common collective trust, a Guaranteed Interest Fund, and Cubic Corporation common stock.  These investment securities are exposed to various risks, such as interest rate, market, and credit.  Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the values of the investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term, and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

CUBIC APPLICATIONS, INC. 401(K) RETIREMENT PLAN

Notes to Financial Statements

December 31, 2007

(2)                     Summary of Significant Accounting Policies, Continued

(f)                        Concentration of Credit Risk

Financial instruments which potentially subject the Plan to concentrations of credit risk consist of the Plan’s investments.  Management believes that the Custodian maintains the Plan’s investments with high credit quality institutions and attempts to limit the credit exposure of any particular investment.

(g)                     Payments of Benefits

The Plan records benefit payments to withdrawing participants when paid.  Under the rules for preparation of the Form 5500, the Plan’s Form 5500 will reflect an accrual for the amount to be paid to participants who withdrew from the Plan prior to year-end, and who had requested a distribution which was approved but not yet paid at period end, if any.  There were no unpaid distributions at December 31, 2007 or 2006.

(h)                     Administrative Expenses

Most administrative expenses are paid directly by the Plan sponsor.  Loan fees of approximately $13,000 and redemption fees of approximately $3,000 were charged directly to the participants’ accounts. Investment management services fees, audit fees and legal fees may be paid using forfeitures of the Company’s contributions, and any remaining balance is netted against investment returns.

(3)                     Investments

The following presents investments that represent 5% or more of the Plan’s net assets available for benefits as of December 31:

	2007	2006
Amer: Europacific Growth R4	$14,482,392	*
Janus Growth & Income	$8,142,693	$6,664,350
Prudential Jennison Growth Fund	$6,277,871	$7,482,293
Prudential Guaranteed Interest Account	$6,044,445	$6,167,172
Vanguard Institutional Index	$5,651,194	*
Davis New York Venture Fund	$5,580,388	$5,918,454
Vanguard Wellington Fund	$5,257,300	*
Thornburg Core GR 1	$4,363,155	*

*Investment balance is less than 5% of the Plan’s net assets available for benefits

CUBIC APPLICATIONS, INC. 401(K) RETIREMENT PLAN

Notes to Financial Statements

December 31, 2007

(3)                     Investments, Continued

The Plan’s investments (including gains and losses on investments bought and sold, as well as those held during the year) appreciated in value by $5,484,903 during the year ended December 31, 2007 as follows:

Registered investment companies	$4,608,509
Common collective trust	133,909
Company stock	742,485
$5,484,903

(4)                     Excess Contributions Payable

During the years ended December 31, 2007 and 2006, the Plan failed certain of its nondiscrimination tests.  As a result, refunds of excess contributions are required to be paid out to participants in order for the Plan to meet compliance testing requirements.  Accruals were made for these excess contributions amounting to approximately $43,000 and $700 for the year ended December 31, 2007 and 2006, respectively.  Refunds are to be paid in the year subsequent to the year in which these excess contributions occurred.

(5)                     Tax Status

The Plan received a favorable tax determination letter from the Internal Revenue Service dated October 17, 2001, which states that the Plan qualifies under the applicable provisions of the Internal Revenue Code and that it is therefore exempt from federal income taxes.  In the opinion of the plan administrator and the Plan’s tax counsel, the Plan continues to meet the Internal Revenue Code requirements and is currently operating such that its exempt status has been maintained.  Accordingly, no provision for income taxes has been included in the accompanying financial statements.

(6)                     Plan Termination and Amendment

Although the Company has not expressed any intent to do so, the Company has the right, under the Plan agreement, to amend any or all provisions of the Plan as well as discontinue contributions and terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination, participants will become 100% vested in their accounts, and the net assets of the Plan must be allocated among the participants and beneficiaries of the Plan in the order provided for by ERISA.

CUBIC APPLICATIONS, INC. 401(K) RETIREMENT PLAN

Notes to Financial Statements

December 31, 2007

(7)                     Parties-In-Interest

Section 3(14) of ERISA defines a party-in-interest to include, among others, fiduciaries or employees of the Plan, any person who provides services to the Plan, or an employer whose employees are covered by the Plan.  Certain Plan investments are shares of a Guaranteed Interest Fund, registered investment companies, and a common collective trust account managed by Prudential Insurance Company of America.  Prudential Insurance Company of America is the Custodian as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.  An employee of the Company’s parent, Cubic Corporation, serves as the trustee and plan administrator of the Plan.  In addition, Plan investments include investments in the Company’s common stock; therefore, these transactions also qualify as party-in-interest transactions.

(8)                     Form 5500

There were no differences between the accompanying financial statements as of December 31, 2007 and 2006 and the financial information reported on the Form 5500.

SUPPLEMENTAL SCHEDULE

CUBIC APPLICATIONS, INC. 401(K) RETIREMENT PLAN

Schedule H, line 4i – Schedule of Assets (Held at End of Year)

December 31, 2007

	Identity of issue, borrower,	rate of interest, collateral,	(d)	Current
(a)	lessor, or similar party	par, or maturity value	Cost **	value

	Amer: Europacific Grow R4	Registered Investment Companies
		Amer: Europacific Grow R4	$—	$14,482,392
	Janus Growth & Income Fund	Registered Investment Companies
		Janus Growth & Income Fund	—	8,142,693
*	Prudential Mutual Funds	Registered Investment Companies
		Jennison Growth Fund Z	—	6,277,871
*	The Prudential Insurance Company of America	Guaranteed Interest Fund
		Prudential Guaranteed Interest Account	—	6,044,445
	Vanguard Institl Index	Registered Investment Companies
		Vanguard Institl Index	—	5,651,194
	Davis New York Venture Y	Registered Investment Companies
		Davis New York Venture Fund	—	5,580,388
	Vanguard Wellington Fund	Registered Investment Companies
		Vanguard Wellington Fund		5,257,300
	Thornburg Core GR 1	Registered Investment Companies
		Thornburg Core GR 1	—	4,363,155
*	The Prudential Insurance Company of America	Common Collective Trust Prudential Stable Value Fund	—	3,664,621
	PIMCO Tot Ret Bond Admin	Registered Investment Companies
		PIMCO Total Return Bond Admin	—	2,907,730
	AIM Dynamics Fund	Registered Investment Companies
		AIM Dynamics Fund	—	2,689,390
	Amer Cent Govt Bd Invest	Registered Investment Companies
		American Century Government Bond	—	1,994,676
*	Prudential Mutual Funds	Registered Investment Companies
		Prudential Money Mart Assets Z Fund	—	1,879,780
	Amer Beac LG Cap Val Inst	Registered Investment Companies
		Amer Beac LG Cap Val Inst		1,641,388
*	Cubic Stock	Equity Securities
		Cubic Corporation Common Stock	—	1,433,452
	Goldman Sachs Mid Cap Ins	Registered Investment Companies
		Goldman Sachs Mid Cap Ins	—	1,345,644
	Royce Value Plus Fund 1	Registered Investment Companies
		Royce Value Plus Fund 1		471,215
	Vanguard Value Index	Registered Investment Companies
		Vanguard Value Index		225,472
	Vanguard Small Cap Index	Registered Investment Companies
		Vanguard Small Cap Index		195,132
	Vanguard Mid Cap Ind Fund	Registered Investment Companies
		Vanguard Mid Cap Ind Fund	—	180,698
	Royce Total Return Fund	Registered Investment Companies
		Royce Total Return Fund		130,113
	Vanguard GR Index Inv	Registered Investment Companies
		Vanguard GR Index Inv		36,958
*	The Prudential Insurance Company of America	Other Prudential AP Fund	—	392

*	Participant Loans	Various maturities (Interest rates from 5.0% - 9.25%)	—	1,626,196

			$—	$76,222,295

*	Parties-in-interest
**	Historical cost is not required as all investments are participant directed.

B. Exhibit List.

Exhibit 23.1   Consent of Mayer Hoffman McCann P.C.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, The Cubic Applications, Inc. 401(k) Retirement Plan has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

Cubic Applications, Inc. 401(k) Retirement Plan

Date: June 23, 2008	By:	/s/ John D. Thomas

John D. Thomas
Vice President Finance
and Plan Administrative Committee Member